Exhibit 4.1

Telecom Corporation of New Zealand Limited Telecom House 8 Hereford Street Auckland Email: wayne@teawatea.net.nz	T +64 9 358 6018 F +64 9 357 0798 www.telecom.co.nz

19 August 2010

Paul Reynolds

Chief Executive Officer

Telecom Corporation of New Zealand Limited

Private Bag 92028

AUCKLAND

Dear Paul

VARIATION TO TERMS AND CONDITIONS

I am writing to formally confirm the following changes to your terms and conditions as set out in your individual employment agreement with Telecom dated 27th June 2007. These changes apply only in relation to the application of the long-term incentive component of your remuneration for the 2010/11 year.

Your Total Base Remuneration and Annual Performance Incentive will be maintained as per Schedule A of your employment agreement. Your long-term incentive annual target value will be maintained at $2,100,000 per annum.

The following changes proposed to the terms and conditions of your employment agreement are driven by the extraordinary level of transformation occurring in the telecommunications industry in New Zealand at this time and the need to ensure leadership continuity and to reward performance against critical deliverables that will drive value for Telecom.

As such, no grant of entitlements under the Performance Entitlements Scheme or Performance Rights Scheme will be issued to you for the 2010/11 year. Instead, a cash-based long-term incentive entitlement (the Cash-based Performance Scheme) will be introduced.

The Cash-based Performance Scheme will entitle you to a cash payment at the end of the two year period beginning 15 September 2010, subject to meeting certain performance targets and your continuing employment as Chief Executive Officer of Telecom at the end of that two year period. The relevant performance targets will be set by the Board and will be confirmed to you by the end of September 2010. It is likely that the performance targets will focus on the key drivers of company value and leadership through the industry transformation period.

The Board will assess your performance against the performance targets shortly after 15 September 2012, the end of the two year period. The actual value payable under the Cash-based Performance Scheme will be a percentage of your 2010/11 long-term incentive annual target value, which is $2,100,000 (and less any applicable tax). The actual value payable will be determined by the Board in its sole discretion. Any payment to be made under the Cash-based Performance Scheme will be made soon after the Board has determined the actual value payable to you.

Should your employment with Telecom cease for any reason prior to the end of the two year period beginning 15 September 2010, the Board may at its total discretion determine that some, all or none of your long-term incentive annual target value is payable to you.

All other terms and conditions as set out in your employment agreement and subsequently varied remain unchanged and in force and effect.

Yours sincerely

/s/ Wayne Boyd
Wayne Boyd
Chairman

I, Paul Reynolds, understand and accept the conditions of employment set out in this variation to my agreement and I confirm my acceptance of these terms and conditions.

/s/ Paul Reynolds
Chief Executive Officer
Paul Reynolds

Date: 19 August 2010